SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JUNE 2023
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and Chief Financial Officer

Date: June 14, 2023

List of materials

Documents attached hereto:

i) Press release:  Translation of the Share Buyback Report for the period from May 1, 2023 to May 31, 2023, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on June 14, 2023

[This is a translation of the Share Buyback Report for the period from May 1, 2023 to May 31, 2023, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on June 14, 2023]

Class of Shares: Common Stock

1.	Status of Repurchase
(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved by the Board of Directors
(as of May 31, 2023)
	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 10, 2022 (Period of Repurchase: May 11, 2022 to May 10, 2023）	25,000,000 (Maximum)		200,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) May 1	798,000	9,999,846,000
Total	―	798,000	9,999,846,000
Total number of shares repurchased as of the end of the reporting month	9,343,600		99,118,323,800
Progress of the repurchase (%)	37.37		49.56
Note 1:  The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:  It was resolved at the meeting of the Board of Directors held on May 10, 2022 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

	Number of Shares	Total Amount (Yen)
Resolution approved by the Board of Directors as of May 17, 2023 (Period of Repurchase: May 18, 2023 to May 17, 2024）	25,000,000 (Maximum)	200,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) ―	―
Total	― ―	―
Total number of shares repurchased as of the end of the reporting month	―	―
Progress of the repurchase (%)	―	―
Note 1:  The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:  It was resolved by the Board of Directors as of May 17, 2023 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
(as of May 31, 2023)
	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights)	(Date of disposition) May 1 May 8 May 9 May 10 May 11	5,700 37,400 5,200 1,600 700	48,615,186 318,983,852 44,350,696 13,646,368 5,970,286

	May 12 May 15 May 16 May 17 May 18 May 22 May 23 May 24 May 25 May 31	99,100 19,800 3,700 2,100 5,700 4,800 17,100 5,300 2,600 2,200	845,221,918 168,873,804 31,557,226 17,910,858 48,615,186 40,939,104 145,845,558 45,203,594 22,175,348 18,763,756
Total	―	213,000	1,816,672,740
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) May 12 May 26	17 40	144,993 341,159
Total	―	57	486,152
Total amount	213,057		1,817,158,892
Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury
(as of May 31, 2023)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,261,081,781
Number of treasury stock	27,124,379

EOF

3